CPEX
PHARMACEUTICALS, INC.

December 1, 2009

Richard S. Rofé
Managing Director
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, New York 11021

Dear Mr. Rofé:

I am responding to your letter of November 23, 2009. You are correct that I have been designated by the Board of Directors of CPEX as the point of contact for any matters you wish to raise with the Board. I have forwarded your letter to the other directors.

As I indicated in my letter of September 21, the Board has reviewed and considered your letter of August 14 and the Company's strategy. In your most recent letter you allude to the sensitive nature of the subject matter you wish to raise with the directors, which you believe may involve a conflict between management's interests and shareholder interests, but you provide no details. This leaves it unclear whether you have new points that you want to bring to the directors' attention.

If you do have new points, we respectfully request that you send us a written statement of your additional concerns. If you send it to me I will distribute it to the other directors. This process will assure that all of the directors can see whatever your concerns may be, which is the way we would initially address all matters that come before the CPEX Board, including matters that may involve a conflict of interest.

Once we have received your statement and the Board has had a chance to consider it, we will respond to you and your request to schedule a further meeting.

Sincerely,

John A. Sedor
President and CEO

CPEX Pharmaceuticals, Inc.
2 Holland Way Exeter, NH 03833-2937
t 603.658.6100 f 603.658.6101 www.cpexpharm.com